Exhibit 99.1

Hesai Notices an Appeal

SHANGHAI, China, July 14, 2025 (GLOBE NEWSWIRE) – Hesai Group (“Hesai” or the “Company”) (NASDAQ: HSAI), the global leader in three-dimensional light detection and ranging (lidar) solutions, today announces that it has filed a Notice of Appeal to the U.S. Court of Appeals on July 13, 2025, to challenge the decision of the U.S. District Court for the District of Columbia (“District Court”), which upheld the U.S. Department of Defense’s (DoD) designation of the Company under Section 1260H of the National Defense Authorization Act for Fiscal Year 2021.

“We are deeply disappointed by the District Court’s ruling and respectfully disagree with its decision. We believe the DoD’s designation lacks both factual and legal bases,” said Yifan “David” Li, the CEO of Hesai. “We are appealing to the U.S. Court of Appeals, and we will vigorously pursue all legal avenues to protect our reputation and seek fair treatment.”

Critically, the District Court acknowledged that the DoD found no evidence that Hesai’s products have been used for military purposes, nor any evidence of a direct or indirect connection between Hesai and the Chinese military — fundamental facts Hesai has maintained all along.

Instead, the District Court based its ruling solely on two factors: the geographic location of Hesai’s R&D centers within certain industrial districts, and the theoretical potential that technologies such as lidar could have military applications. These speculative rationales—which could apply equally to countless other companies operating in China, including American and international companies—fall far short of demonstrating that Hesai has actually contributed to the military in any way, as the statute requires.

Hesai has never developed, supplied, or certified products for military use, as its products are solely for civilian and commercial uses. Hesai will continue to defend its integrity and pursue appropriate legal remedies. At the same time, Hesai remains focused on delivering cutting-edge lidar solutions to its global customers and maintaining its unwavering commitment to transparency and good corporate governance as a Nasdaq-listed company.

About Hesai

Hesai Group (Nasdaq: HSAI) is a global leader in lidar solutions. The company’s lidar products enable a broad spectrum of applications including passenger and commercial vehicles (“ADAS”), as well as autonomous driving vehicles and robotics and other non-automotive applications such as last-mile delivery robots and AGVs (“Robotics”). Hesai seamlessly integrates its in-house manufacturing process with lidar R&D and design, enabling rapid product iteration while ensuring high performance, high quality and affordability. The company’s commercially validated solutions are backed by superior R&D capabilities across optics, mechanics, and electronics. Hesai has established offices in Shanghai, Palo Alto and Stuttgart, with customers spanning more than 40 countries.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Hesai Group

Email: ir@hesaitech.com

Christensen Advisory
Tel: +86-10-5900-1548
Email: hesai@christensencomms.com

Source: Hesai Group